EXHIBIT 21

HORIZON KINETICS HOLDING CORPORATION

LIST OF SUBSIDIARIES*

(as of December 31, 2025)

Name*	State or Jurisdiction of Incorporation or Organization
Horizon Kinetics LLC	Delaware
Horizon Kinetics Asset Management LLC	Delaware
Kinetics Funds Distributor LLC	Delaware
KBD Securities, LLC	New York

* Certain subsidiaries have been omitted because, when considered in the aggregate, they do not constitute a significant subsidiary.